For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Stock Options Granted

May 18, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF, FRANKFURT: P7J) –Pacific North West Capital Corp. (the “Company”) has granted 1,500,000 incentive stock options to new senior management, directors, officers, employees and consultants of the Company at the exercise price of $0.55 per common share for a period of five years, subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is a premier explorer in the search for Platinum Group Metals (PGMs) in North America and is currently in the most aggressive acquisition phase of the company's history focusing on new PGM and Nickel projects. PFN is committed to advancing its existing projects and acquiring new PGM and base metals projects via self-funding or option/joint venture agreements with major mining companies. The company has a total of $4.5 million in working capital and no debt.

In late 2004 PFN established a Nickel Division and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel (previously Falconbridge Ltd). An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date. In the second week of May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario.  The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Recently, management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.

PFN’s technical team is aggressively acquiring new PGM and base metal projects in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, the North West Territories and Alaska.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	May 18, 2007